



New York Stock Exchange
11 Wall Street
New York, NY 10005

May 23, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $0.01 per share, of the following series of Invesco Exchange-Traded Fund Trust II, under the Exchange Act of 1934.

- Invesco Emerging Markets Ultra Dividend Revenue ETF
- Invesco Global ESG Revenue ETF
- Invesco International Ultra Dividend Revenue ETF
- Invesco S&P 500 Revenue ETF
- Invesco S&P Financials Revenue ETF
- Invesco S&P MidCap 400 Revenue ETF
- Invesco S&P SmallCap 600 Revenue ETF
- Invesco S&P Ultra Dividend Revenue ETF

Sincerely,